EXHIBIT 99.3

Satyam Computer Services Limited
Regd Office : Mayfair Centre, I Floor, 1-8-303/36, S.P.Road, Secunderabad — 500 003

Audited Financial Results for the quarter and year ended March 31, 2004

		Rs. in Lakhs
		Quarter	Quarter	Year	Year
		Ended	Ended	Ended	Ended
Sl.No.	Particulars	31-03-2004	31-03-2003	31-03-2004	31-03-2003
1	Income from Software Exports	69,662.26	53,424.76	247,201.18	200,329.71
2	Income from Domestic Sales	2,408.26	418.73	6,953.34	2,035.38
3	Other Income	499.60	1,504.00	8,173.07	2,785.61
4	Total Income	72,570.12	55,347.49	262,327.59	205,150.70
5	Personnel Expenses	39,850.75	26,117.72	133,791.72	98,046.04
6	Operating & Administration Expenses	13,237.62	11,804.51	51,104.94	42,465.89
7	Total Expenditure	53,088.37	37,922.23	184,896.66	140,511.93
8	Profit before interest, depreciation & tax (PBIDT)	19,481.75	17,425.26	77,430.93	64,638.77
9	Financial Expenses	17.52	18.99	74.88	72.08
10	Depreciation	2,541.06	3,118.15	11,161.58	12,418.32
11	Profit before tax	16,923.17	14,288.12	66,194.47	52,148.37
12	Provision for Tax	2,838.82	2,709.11	10,615.29	6,160.35
13	Net Profit	14,084.35	11,579.01	55,579.18	45,988.02
14	Extraordinary Items	—	(15,170.61)	—	(15,245.79)
15	Profit (Loss) after Tax and Extraordinary Items	14,084.35	(3,591.60)	55,579.18	30,742.23
16	Paid-up equity share capital	6,325.03	6,290.86	6,325.03	6,290.86
	(Par value of Rs.2 per share)
17	Reserves excluding revaluation reserves	251,751.57	207,196.75	251,751.57	207,196.75
18	EPS – Basic*
	(On par value of Rs. 2 per share)
	- With Extraordinary Items (Rs.)	4.46	(1.14)	17.64	9.77
	- Without Extraordinary Items (Rs.)	4.46	3.68	17.64	14.62
19	EPS – Diluted*
	(On par value of Rs. 2 per share)
	- With Extraordinary Items (Rs.)	4.38	(1.14)	17.36	9.75
	- Without Extraordinary Items (Rs.)	4.38	3.67	17.36	14.58
20	Aggregate of non-promoter shareholding
	- Number of shares	261,382,038	249,299,536	261,382,038	249,299,536
	- Percentage of shareholding	82.65	79.26	82.65	79.26

*	EPS for the year ended March 31, 2004 includes Rs.0.44 per share due to profit on sale of 1,000,000 shares of Sify Ltd. through its sponsored ADS programme.

Segment wise revenue, results and capital employed for the quarter and year ended
March 31, 2004

		Rs. in lakhs
		Quarter	Quarter	Year	Year
		Ended	Ended	Ended	Ended
Sl.No.	Particulars	31-03-2004	31-03-2003	31-03-2004	31-03-2003
1	Segment Revenue
	Information Technology Services	72,070.52	53,843.49	254,154.52	202,365.09
	Less: Inter segment revenue	—	—	—	—
	Net Sales Income from Operations	72,070.52	53,843.49	254,154.52	202,365.09
2	Segment Results Profit / (Loss) before tax and interest
	Information Technology Services	16,441.09	12,803.11	58,096.28	49,434.84
	Less: Interest and Financial Charges	17.52	18.99	74.88	72.08
	Add: Other income	499.60	1,504.00	8,173.07	2,785.61
	Total Profit Before Tax	16,923.17	14,288.12	66,194.47	52,148.37
3	Capital Employed
	Information Technology Services	98,499.56	87,393.38	98,499.56	87,393.38

Notes:

1.	The results for the quarter and year ended March 31, 2004 have been taken on record by the Board of Directors at its meeting held on April 22, 2004.

2.	A final dividend of 140% (Rs 2.80 per share on par value of Rs. 2 per share) has been recommended at the Board Meeting, subject to the approval of members. Thereby, the total dividend recommended for the year is 200% (Rs.4.00 per share on par value of Rs. 2 per share), including interim dividend of 60% (Rs.1.20 per share on par value of Rs. 2 per share). The register of members and share transfer books will remain closed from July 19, 2004 to July 23, 2004, both days inclusive, for the purpose of Annual General Meeting, to be held on July 23, 2004 and final dividend.

3.	The Company offered for sale 1,000,000 shares of Sify Ltd. through its sponsored ADS programme, for an aggregate purchase price of Rs.1,989.04 lakh in cash and consequently the holding of the company in Sify Ltd. has reduced to 32.1% from 35%. The net profit for the year ended March 2004 includes an amount of Rs.1,386.77 lakh (net of tax) from such sale.

4.	The total manpower strength as on March 31, 2004 stood at 14,032 associates as against 12,337 associates as on December 31, 2003 signifying an increase of 1,695 associates. The number of technical associates increased by 1,674 to close the quarter at 13,120 (11,446 associates as on December 31, 2003). Compared to March 31, 2003, total number of associates has increased by 4,273 and technical associates increased by 4,089.

5.	During the quarter and year ended March 31, 2004, the company allotted 358,863 and 1,708,910 equity shares of Rs. 2 each respectively, consequent to exercise of stock options by the associates.

6.	Information on investor complaints pursuant to clause 41 of the listing agreement for the quarter ended March 31, 2004:

	Pending as on	Received during the	Disposed during the	Pending as on
Particulars	01.01.2004	Quarter	Quarter	31.03.2004
Transfer/Demat/Split/Bonus Shares	0	17	17	0
Dividends	0	68	68	0
Total	0	85	85	0

7.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform with those of the current quarter and the year.

Consolidated Financial Results under Indian GAAP for the quarter and year ended
March 31, 2004

		Rs. In lakhs
		Quarter	Quarter	Year	Year
		Ended	Ended	Ended	Ended
		31-03-2004	31-03-2003	31-03-2004	31-03-2003
Sl.No.	Particulars	Unaudited	Unaudited	Audited	Audited
1	Income from Software Exports	69,780.41	55,052.45	248,835.63	219,917.23
2	Income from Domestic sales	2,565.89	418.73	7,213.56	2,278.58
3	Other Income	428.53	1,463.76	7,507.32	3,958.15
4	Total Income	72,774.83	56,934.94	263,556.51	226,153.96
5	Personnel Expenses	39,811.34	27,445.00	134,550.61	107,033.45
6	Cost of Software and Hardware sold	13.85	66.91	81.65	1,639.68
7	Operating & Administration Expenses	13,912.65	12,158.46	53,690.22	57,591.66
8	Total Expenditure	53,737.84	39,670.37	188,322.48	166,264.79
9	Profit before interest, depreciation, tax and miscellaneous write off	19,036.99	17,264.57	75,234.03	59,889.17
10	Financial Expenses	20.25	23.60	102.16	184.05
11	Depreciation and Amortization (incl. Impairment of goodwill)	2,646.06	3,246.75	11,502.02	17,969.41
12	Provision for decrease in value of Investments	—	—	—	3,361.13
13	Miscellaneous Expenditure Written Off	86.20	39.51	373.32	318.07
14	Profit Before Taxation, Non-recurring/Extraordinary Items and Minority Interest	16,284.48	13,954.71	63,256.53	38,056.51
15	Provision for Taxation	2,829.69	2,720.54	10,625.94	6,176.23
16	Profit After Taxation, and before Non-recurring/Extraordinary items and Minority Interest	13,454.79	11,234.17	52,630.59	31,880.28
17	Provision for losses in investments, advances and debtors	—	2,533.52	—	2,608.70
18	Share in Profit/(Loss) of associate companies	(23.54)	(621.27)	(1,292.02)	(892.17)
19	Minority Interest	—	7.51	—	6,325.40
20	Profit After Taxation, Non-recurring/Extraordinary Items and Minority Interest	13,431.25	8,071.87	51,338.57	34,704.81
21	Paid-up equity share capital (Par value of Rs.2 per share)	6,325.03	6,290.86	6,325.03	6,290.86
22	Reserves excluding revaluation reserves	254,458.24	213,534.45	254,458.24	213,534.45
23	Preference shares of Rs. 10 each issued by Subsidiary Company	4,567.00	—	4,567.00	—
24	EPS — Basic
	(On par value of Rs. 2 per share)
	— With Extraordinary Items (Rs.)	4.26	2.55	16.29	11.03
	— Without Extraordinary Items (Rs.)	4.26	3.35	16.29	11.86
25	EPS — Diluted
	(On par value of Rs. 2 per share)
	— With Extraordinary Items (Rs.)	4.22	2.51	16.04	11.00
	— Without Extraordinary Items (Rs.)	4.22	3.30	16.04	11.83

Notes to consolidated financial statements:

1.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with Accounting Standard (AS) 21 on Consolidated Financial Statements issued by the Institute of Chartered Accountants of India. All significant intra-group balances and intra-group transactions and resulting unrealised profits have been eliminated. Investment in business entities in which Satyam does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20%-50% ownership), are accounted for by equity method in accordance with AS 23 on Accounting for Investments in Associates in Consolidated Financial Statements. The financial statements also include the results of our joint ventures consolidated on proportionate consolidation method in accordance with AS 27 on Financial Reporting of Interest in Joint Ventures.

2.	The results of business entities, which have been consolidated, with the results of Satyam include 100% subsidiaries, as on March 31, 2004, Satyam Europe Ltd., Satyam Asia Pte Ltd., Vision Compass Inc., Nipuna Services Limited, Satyam Computer Services (Shanghai) Company Ltd. and Satyam Manufacturing Technologies, Inc. The results also include the results of our associated Company Sify Ltd., which has been accounted for by equity method and of our joint ventures Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd., which have been accounted using proportionate consolidation method.

3.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform with those of the current quarter and the year.

For and on behalf of the Board of Directors

Place Date	: Secunderabad : April 22, 2004	B. Rama Raju Managing Director

Consolidated Financial Results as per US GAAP for the quarter and year ended
March 31, 2004

		In thousand US$
Sl. No.	Particulars	Quarter	Quarter	Year	Year
		Ended	Ended	Ended	Ended
		31-03-2004	31-03-2003	31-03-2004	31-03-2003
		(Unaudited)	(Unaudited)	(Audited)	(Audited)
1	Revenues	164,979	115,796	566,372	459,207
2	Gross Profit	67,557	45,543	222,776	183,988
3	Amortization and impairment of Goodwill	—	—	—	—
4	Profit before income taxes, and minority interest and equity in earnings of associated companies	35,134	41,862	137,035	84,324
5	Minority Interest	—	4	—	11,082
6	Net Income	29,357	37,817	111,860	82,298
7	Earnings per Share
	— Basic (US$)	0.09	0.12	0.36	0.26
	— Diluted (US$)	0.09	0.12	0.35	0.26

Notes to Consolidated Financial Results as per US GAAP:

1.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (US GAAP). All significant inter-company balances and transactions have been eliminated.

2.	The results of business entities, which have been consolidated, with the results of Satyam include 100% subsidiaries, as on March 31, 2004, Satyam Europe Ltd., Satyam Asia Pte. Ltd., VisionCompass, Inc., Nipuna Services Ltd., Satyam Manufacturing Technologies, Inc. and Satyam Computer Services (Shanghai) Company Ltd. The results also include Satyam Associate Trust and the results of our associated companies Satyam Venture Engineering Services Pvt. Ltd., CA Satyam ASP Pvt. Ltd. and Sify Ltd.

3.	The shareholder’s equity as of March 31, 2001 and shareholder’s equity and net income as of and for the years ended March 31, 2003 and 2002 have been restated to reflect the impact on deferred tax liabilities and income taxes of Satyam’s equity in the losses of Sify. The shareholders equity as of March 31, 2001 increased to US$202,752 thousand from US$194,695 thousand. The reported net income increased to US$82,298 thousand and US$42,357 thousand from US$79,772 thousand and US$25,892 thousand for the years ended March 31, 2003 and 2002 respectively.

4.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform with those of the current quarter and year.

5.	Statement showing reconciliation between net profit as per Indian GAAP and US GAAP for the quarter and year ended March 31, 2004 is as follows:

		In thousand US$
		Quarter	Quarter	Year	Year
		Ended	Ended	Ended	Ended
Sl.No.	Particulars	31-03-2004	31-03-2003	31-03-2004	31-03-2003
1	Net Profit / (Loss) as per Indian GAAP	31,137	(7,514)	121,079	63,110
2	Profit / (Loss) of Subsidiaries and Joint Ventures	(548)	(1,943)	(7,326)	(16,464)
3	Deferred Stock Compensation Charge	(557)	(1,252)	(1,598)	(3,361)
4	Sale of shares in SIFY	—	—	(1,216)	—
5	Sale of stake in Satyam GE Software Services Pvt. Ltd.	—	—	—	(2,339)
6	Charge off of put option to TRW, Inc.	—	—	—	(7,514)
7	Reversal of put option charge to TRW Inc.	—	19,185	—	19,185
8	Provision not required under US GAAP	—	26,439	—	26,439
9	Others (net)	(324)	2,902	921	3,242
10	Total Adjustments	(1,429)	45,331	(9,219)	19,188

11	Net Profit as per US GAAP	29,708	37,817	111,860	82,298

Safe Harbor:

This press release contains forward-looking statements within the meaning of Section 27-A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained in the press release include, but are not limited to, comments regarding the prospects for further growth in the Company’s business and trends in the IT services market. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements — Satyam Computer Services Limited (Satyam) undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Satyam’s business, please see the discussion under the caption “Risk

Factors” in our report on Form 6K concerning the fiscal quarter ended December 31, 2003, furnished to the US Securities Exchange Commission and the other reports in files with the SEC from time to time. These filings are available at www.sec.gov.